SIMON S.KOGAN

ATTORNEY AT LAW

171 Wellington Court, Suite 1J

Staten Island, New York 10314

Telephone: (718)984-3789

Facsimile: (917)791-8800

Email: SIMONKOGAN@KOGANLAW.NET

December 28, 2015

VIA EMAIL ATTACHMENT

Mr. David Link

Ms. Hilary Daniels

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:  Brightlane Corp.

Form PRE 14C

Filed November 23, 2015

File No. 000-54027

Dear Mr. Link and Ms. Daniels:

I write in response to your comment letter dated December 11, 2015.

Comment 1:

1.   Pursuant to the Form 8-K filed on September 25, 2015 and the disclosure in your preliminary information statement, it appears that you have taken all of the actions approved by the shareholder consent. Please tell us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act,

which provides that the information statement shall be sent or given at least

20 calendar days prior to the earliest date on which the corporate action may be taken. Because the company name change, the authorized share increase and authorization of preferred shares have taken place, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C. Please provide us with the draft disclosure for our review.

Response:

On  September  25,  2015  we  filed  a  Form  8-K  announcing  an  amendment  to  the articles of incorporation which included changing our name to Brightlane Corp., the increase in our authorized capitalization to 350,000,000 shares, and the creation of a preferred  class  of  stock  effective  on  September  22,  2015.  We  inadvertently  did  not timely comply  with  the  requirements  of  Regulation  14C  under  the  Exchange  Act.

This  would  have  required  us  to  circulate  an  information  statement  describing  the corporate  action  taken  by  the  written  consent  of  a  majority  of  our  shareholders  at least 20 days prior to the effective date of the corporate action. We did however have

super   majority   shareholder   consent   as   required   for amending   the   articles   of

incorporation and complied with Rule 10b-17 of the Exchange Act as we timely filed

the   amendment   to   the   articles   of   incorporation with   the   Financial   Industry

Regulatory  Authority  (“FINRA”)  on  September  11,  2015,  for  this  action  to  be recognized  in  the  market  for  trading  purposes.  Previously,  we  viewed  filing  a

Preliminary  14C  Information  Statement  as  duplicative  of  prior  filings  and  the

Corporate  Action  Notification  filed  with  FINRA  on  September  11, 2015  which  did

not  give  rise  to  appraisal  rights  to  our  shareholders.   We  have  since  acknowledged

our inadvertent  mistake,  and  in  order  cure  the  error  and  to  comply with  Regulation

14C,  we  filed  a  Preliminary Information  Statement  with  the  SEC  on  November 23,

2015, and are in the process of responding to comments from the SEC regarding this

filing.   The  failure to  initially comply  with  Regulation  14C  in  a  timely  manner was inadvertent,  and  while  not  probable,  could  cause  the  SEC  to  bring  an  enforcement action  or  commence  litigation  against  us  for  failure  to  comply  with  Regulation

14C. Such enforcement could subject us to penalties including the payment of fines or damages. Any such claims or actions could cause us to expend financial resources to defend ourselves, and could divert the attention of our management from our core business.

As a result, the Company proposes to make the following disclosures in its forthcoming 8-k and 10k:

In item 1A risk factors:

We  may  be  subject  to  liability  for  failure  to  comply  with  the  requirements  of

Regulation 14C under the Securities Exchange Act of 1934 (the “Exchange Act”).

On  September  25,  2015  we  filed  a  Form  8-K  announcing  an  amendment  to  the articles of incorporation which included changing our name to Brightlane Corp., the increase in our authorized capitalization to 350,000,000 shares, and the creation of a preferred  class  of  stock  effective  on  September  22,  2015.  We  inadvertently  did  not timely comply  with  the  requirements  of  Regulation  14C  under  the  Exchange  Act.

This  would  have  required  us  to  circulate  an  information  statement  describing  the corporate  action  taken  by  the  written  consent  of  a  majority  of  our  shareholders  at least 20 days prior to the effective date of the corporate action. We did however have

super   majority   shareholder   consent   as   required   for amending   the   articles   of

incorporation and complied with Rule 10b-17 of the Exchange Act as we timely filed

the   amendment   to   the   articles   of   incorporation with   the   Financial   Industry

Regulatory  Authority  (“FINRA”)  on  September  11,  2015,  for  this  action  to  be recognized  in  the  market  for  trading  purposes.  Previously,  we  viewed  filing  a

Preliminary  14C  Information  Statement  as  duplicative  of  prior  filings  and  the

Corporate  Action  Notification  filed  with  FINRA  on  September  11, 2015  which  did

not  give  rise  to  appraisal  rights  to  our  shareholders.   We  have  since  acknowledged

our inadvertent  mistake,  and  in  order  cure  the  error  and  to  comply with  Regulation

14C,  we  filed  a  Preliminary Information  Statement  with  the  SEC  on  November 23,

2015, and are in the process of responding to comments from the SEC regarding this

filing.   The  failure to  initially comply  with  Regulation  14C  in  a  timely  manner was inadvertent,  and  while  not  probable,  could  cause  the  SEC  to  bring  an  enforcement action  or  commence  litigation  against  us  for  failure  to  comply  with  Regulation

14C. Such enforcement could subject us to penalties including the payment of fines or damages. Any such claims or actions could cause us to expend financial resources to defend ourselves, and could divert the attention of our management from our core business.

2.   Please identify the natural person with voting and dispositive control over the shares attributed to Brightlane Acquisition Corp.

Response:  The person with voting and dispositive control of shares attributable to Brightlane Acquisition Corp. is Peter Hellwig.

Should you have any further questions or comments, please do not hesitate to contact me.

Respectfully,

Simon Kogan